EXHIBIT 99.1

Equinox Gold Reports Record Production with 210,400 Ounces of Gold Produced in Fourth Quarter, Achieves Guidance with 602,100 Ounces of Gold Produced in 2021 all dollar figures are in US dollars, unless otherwise indicated

VANCOUVER, BC, Jan. 13, 2022 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce record production in Q4 2021 of 210,400 ounces ("oz") of gold. Equinox Gold achieved fiscal 2021 guidance with 602,100 oz of gold produced, a 26% increase over 2020 production. Full financial and operating results will be reported in late February.

Christian Milau, CEO of Equinox Gold commented: "Equinox Gold had a strong fourth quarter. Outstanding performance at Mesquite and Aurizona was supported by a full quarter of operations at Los Filos and consistent performance at our other mines. During the quarter we commenced construction at our Greenstone project in Ontario, Canada and made significant construction progress at Santa Luz in Brazil. These new mines will produce more than 400,000 ounces (of which 60% is attributable to Equinox Gold) and 100,000 ounces of gold annually, respectively. We drew no additional debt during 2021 and also announced the sale of our Mercedes Mine, an agreement that will further strengthen both our balance sheet and investment portfolio.

"During 2021, Equinox Gold produced its millionth ounce of gold as a company and realized over $1 billion in revenue. In addition to strong cash flow from our operating mines, Equinox Gold has more than $300 million in cash, $200 million available to draw on our revolving credit facility, expected proceeds from the Mercedes sale and an investment portfolio worth approximately $450 million at current market prices. Equinox Gold is in a strong position to deliver on our ambitious growth strategy in 2022, including commencing production at our new Santa Luz mine, advancing construction at Greenstone and conducting exploration programs across our operations."

The Company's Los Filos mine outperformed expectations and exceeded the top end of guidance following five months of consistent operations in H2 2021 and the commencement of mining the new Guadalupe and Bermejal deposits. The Mesquite and Aurizona mines had strong fourth quarters, with 66,900 and 41,300 ounces of production, respectively, underpinning total Q4 2021 production of 210,400 oz of gold.

	2021 Production (oz of gold)
	Actuals	Guidance[1]
Mesquite	137,500	130,000 - 140,000
Aurizona	135,000	130,000 - 140,000
Fazenda	60,400	60,000 - 65,000
RDM	58,800	60,000 - 65,000
Los Filos	144,100	120,000 - 140,000
Mercedes[2]	31,800	30,000 - 35,000
Castle Mountain	25,300	20,000 - 30,000
Pilar[3]	9,334	9,334
Total – Mines[4]	602,100	560,000 - 625,000

1. Guidance updated on May 5th to reflect the acquisition of Premier Gold and sale of Pilar and again on August 4th to reflect solid performance at the Brazil sites and the disruption to mining and development activities at Los Filos as the result of blockades, which were removed at the end of July. 2. Production attributable to Equinox Gold post completion of the Premier Gold acquisition on April 7, 2021. Full-year production was more than 42,000 oz of gold. 3. Actuals attributable to Equinox Gold prior to completion of the Pilar Mine sale on April 19, 2021. 4. Totals may not sum due to rounding.

The 2021 production, cash balance and cost figures are preliminary and subject to change when the Company releases its Q4 2021 and audited full-year 2021 financial and operating results in late February. Equinox Gold expects to provide 2022 production and cost guidance around the end of January.

2021 Highlights

  Achieved guidance (560,000 to 625,000 oz) with total production of 602,100 oz of gold
  Cash costs and all-in-sustaining costs1 are expected to be within guidance of $1,025 to $1,075 per oz and $1,300 to $1,375 per oz sold, respectively
  Achieved 17% and 60% better safety and environmental performance compared to 2020, respectively, released an inaugural ESG report, continued quarterly online reporting of safety and environmental data
  Continued proactive COVID-19 health and safety protocols with no production days lost due to COVID-19
  Completed acquisition of Premier Gold, increasing diversification and scale with the multi-million-ounce, low-cost, long-life Greenstone project in Canada
  Increased Greenstone ownership interest to 60% of what will become a cornerstone asset for the Company
  Commenced Greenstone construction with first gold pour targeted for H1 2024
  Advanced Santa Luz construction with first gold pour targeted for late Q1 2022
  Increased Aurizona Mineral Reserves by 73% and completed a positive pre-feasibility study for the addition of an underground mine to the existing open-pit operation, extending the Aurizona mine life to 11 years and increasing annual production
  Increased Castle Mountain Mineral Reserves by 17% and completed a positive feasibility study for the Phase 2 expansion, extending the Castle Mountain mine life to 21 years with production increasing to more than 200,000 oz annually during Phase 2
  Advanced Los Filos expansion projects: commenced mining the new Guadalupe open-pit and Bermejal underground deposits
  Strengthened balance sheet by selling a portion of the Company's shares in Solaris Resources (TSX: SLS) for gross proceeds of C$82.5 million with potential for an additional C$50 million in Q1 2022
  Strengthened balance sheet and investment portfolio by selling the Pilar Mine for $38 million, a 1% net smelter return royalty and 11.6 million shares of Pilar Gold Inc.
  Invested C$51 million in i-80 Gold (TSX: IAU) to maintain an approximate 25% interest on a fully diluted basis
  Announced agreement to sell the Mercedes Mine for $100 million, a 2% net smelter return and 24.73 million common shares of Bear Creek Mining Corporation (TSX-V: BCM)2
  Current market value of Equinox Gold's investment portfolio, not including shares in Bear Creek Mining that will be issued upon completion of the Mercedes sale, is approximately $450 million
  Cash balance (unrestricted) at December 31, 2021 of approximately $310 million (unaudited) with an additional $200 million available to draw under the revolving credit facility
1. AISC per oz sold is a non-IFRS measure. See Non-IFRS Measures and AISC per Ounce Sold in Cautionary Notes. 2. Subject to completion of definitive documentation, customary closing conditions and regulatory approvals.

About Equinox Gold

Equinox Gold is a growth-focused Canadian mining company operating entirely in the Americas, with seven operating gold mines (including Mercedes) and a clear path to achieve more than one million ounces of annual gold production from a pipeline of development and expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Cautionary Notes

Technical Information

Doug Reddy, Msc, P.Geo., Equinox Gold's COO, is the Qualified Person under National Instrument 43-101 for Equinox Gold and has reviewed and approved the technical information in this document.

Non-IFRS Measures

This news release refers to all-in sustaining costs ("AISC") per ounce sold, which is a measure with no standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar measures presented by other companies. Its measurement and presentation is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Non-IFRS measures are widely used in the mining industry as measurements of performance and the Company believes that they provide further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. Refer to the "Non-IFRS measures" section of the Company's Management's Discussion and Analysis for the period ended September 30, 2021, for a more detailed discussion of this non-IFRS measure and its calculation.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Information about mineral reserve and resource estimates in this news release has not been prepared in accordance with the requirements of U.S. securities laws. The technical information in this news release has been prepared in accordance with Canadian reporting standards and certain estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and resource estimates contained in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves (CIM Definition Standards). Canadian standards, including NI 43-101, differ significantly from the historical requirements of the Securities and Exchange Commission (the SEC), and mineral reserve and resource estimates contained in this news release, or incorporated by reference, may not be comparable to similar information disclosed by U.S. companies. The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC (the SEC Modernization Rules). The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7. U.S. companies must provide disclosure on mineral properties under the SEC Modernization Rules for fiscal years beginning January 1, 2021 or later. Under the SEC Modernization Rules, the definitions of proven mineral reserves and probable mineral reserves have been amended to be substantially similar to the corresponding CIM Definition Standards and the SEC has added definitions to recognize measured mineral resources, indicated mineral resources and inferred mineral resources which are also substantially similar to the corresponding CIM Definition Standards; however, there are still differences in the definitions and standards under the SEC Modernization Rules and the CIM Definition Standards. Therefore, the Company's mineral resources and reserves as determined in accordance with NI 43-101 may be significantly different than if they had been determined in accordance with the SEC Modernization Rules.

Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this news release relate to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operating performance; the Company's ability to successfully advance its growth and development projects, including the construction of Santa Luz and Greenstone and the expansions at Los Filos, Aurizona and Castle Mountain; the expectations for the Company's investments in Solaris Resources, i-80 Gold and Pilar Gold; completion of the sale of the Mercedes Mine; the duration, extent and other implications of the novel coronavirus (COVID-19); and the Company's production and cost guidance. Forward-looking statements or information generally identified by the use of the words "will", "strategy", "expects", "expected", "advancing", "clear path", and similar expressions and phrases or statements that certain actions, events or results "could", "would" or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: Equinox Gold's ability to achieve the production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; currency exchange rates remaining as estimated; construction at Santa Luz and Greenstone being completed and performed in accordance with current expectations, expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations; tonnage of ore to be mined and processed; ore grades and recoveries; availability of funds for the Company's projects and future cash requirements; capital, decommissioning and reclamation estimates; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; prices for energy inputs, labour, materials, supplies and services; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade; the Company's working history with the workers, unions and communities at Los Filos; that all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company's ability to comply with environmental, health and safety laws; the strategic vision for i-80 Gold and its ability to successfully advance its projects; the strategic vision for Solaris Resources and its ability to successfully advance its projects; the exercise of the Solaris Resources warrants; and the ability of Pilar Gold to successfully operate the Pilar mine and to meet its payment commitments to the Company. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous populations; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; risks relating to expropriation; increased competition in the mining industry; a successful relationship between the Company and Orion; the failure by Pilar Gold to meet one or more of its payment commitments to the Company; and those factors identified in the Company's MD&A dated March 19, 2021 and its Annual Information Form dated March 24, 2021, both of which relate to the year-ended December 31, 2020, and in the Company's MD&A dated November 3, 2021 for the three and nine months ended September 30, 2021, all of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

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For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer; Rhylin Bailie, Vice President, Investor Relations; Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 07:30e 13-JAN-22